SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 3*

Crown Castle International Corp.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

228227104
(CUSIP Number)

SPO Partners & Co.
591 Redwood Highway, Suite 3215
Mill Valley, California 94941
(415) 383-6600

with a copy to:

Alison S. Ressler
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, CA 90067
(310) 712-6600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 36

CUSIP No. 228227104
1	Name of Reporting Person: SPO Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 16,369,963(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 16,369,963(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,369,963(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 7.6%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

Page 3 of 36

CUSIP No. 228227104
1	Name of Reporting Person: SPO Advisory Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 16,369,963(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 16,369,963(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,369,963(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 7.6%
14	Type of Reporting Person: PN

(1)   Solely in its capacity as the sole general partner of SPO Partners II, L.P.

(2)   Power is exercised through its corporate general partner, SPO Advisory Corp.

Page 4 of 36

CUSIP No. 228227104
1	Name of Reporting Person: San Francisco Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 2,416,400(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 2,416,400(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,416,400(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 1.1%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, SF Advisory Partners, L.P.

Page 5 of 36

CUSIP No. 228227104
1	Name of Reporting Person: SF Advisory Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 2,416,400(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 2,416,400(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,416,400(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 1.1%
14	Type of Reporting Person: PN

(1)   Solely in its capacity as the sole general partner of San Francisco Partners II, L.P.

(2)   Power is exercised through its corporate general partner, SPO Advisory Corp.

Page 6 of 36

CUSIP No. 228227104
1	Name of Reporting Person: SPO Advisory Corp.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 18,786,363(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 18,786,363(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,786,363(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 8.8%
14	Type of Reporting Person: CO

(1)   Solely in its capacity as the general partner of SPO Advisory Partners, L.P. with respect to 16,369,963 of such shares; and solely in its capacity as the general partner of SF Advisory Partners, L.P. with respect to 2,416,400 of such shares.

(2)   Power is exercised through its three controlling persons, John H. Scully, William E. Oberndorf and William J. Patterson.

Page 7 of 36

CUSIP No. 228227104
1	Name of Reporting Person: Cranberry Lake Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 339,800(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 339,800(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 339,800(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.2%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, the John and Irene Scully Trust, dated May 30, 1994, for which John H. Scully and Irene S. Scully are the trustees.

Page 8 of 36

CUSIP No. 228227104
1	Name of Reporting Person: Oberndorf Foundation
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 400,000(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 400,000(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 400,000(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.2%
14	Type of Reporting Person: PN

(1)   Power is exercised through its two directors: William E. Oberndorf and Susan C. Oberndorf.

Page 9 of 36

CUSIP No. 228227104
1	Name of Reporting Person: The John and Irene Scully Trust, dated May 30, 1994
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF and OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 1,002,200(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 1,002,200(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,002,200(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.5%
14	Type of Reporting Person: OO

(1)   Solely in its capacity as the sole general partner of Cranberry Lake Partners, L.P. with respect to 339,800 of such shares and directly with respect to 662,400 of such shares.

(2)   Power is exercised through its trustees, John H. Scully and Irene S. Scully.

Page 10 of 36

CUSIP No. 228227104
1	Name of Reporting Person: Phoebe Snow Foundation, Inc.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 2,524,200(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 2,524,200(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,524,200(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 1.2%
14	Type of Reporting Person: CO

(1)   Power is exercised through its controlling person, sole director and executive officer, John H. Scully.

Page 11 of 36

CUSIP No. 228227104
1	Name of Reporting Person: John H. Scully
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF and Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 3,107,800(1)
	8	Shared Voting Power: 19,788,563(2)
	9	Sole Dispositive Power: 3,107,800(1)
	10	Shared Dispositive Power: 19,788,563(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,896,363(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 10.7%
14	Type of Reporting Person: IN

(1)   583,600 of such shares are held in the John H. Scully Individual Retirement Accounts, which are self-directed, and 2,524,200 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as controlling person, sole director and executive officer of Phoebe Snow Foundation, Inc.

(2)   Of these, 18,786,363 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of three controlling persons of SPO Advisory Corp., 339,800 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as a trustee for the general partner of Cranberry Lake Partners, L.P., and 662,400 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as a trustee for The John and Irene Scully Trust, dated May 30, 1994.

Page 12 of 36

CUSIP No. 228227104
1	Name of Reporting Person: William E. Oberndorf
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF and Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 1,425,000(1)
	8	Shared Voting Power: 19,336,363(2)
	9	Sole Dispositive Power: 1,425,000(1)
	10	Shared Dispositive Power: 19,336,363(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,761,363(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 9.7%
14	Type of Reporting Person: IN

(1)   1,025,000 of such shares are held in William E. Oberndorf's Individual Retirement Accounts, which are self-directed, 350,000 of such shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as sole general partner of Oberndorf Family Partners, a family partnership, and 50,000 of such shares are owned by Mr. Oberndorf's minor children who share his household.

(2)   Of these shares, 18,786,363 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as one of three controlling persons of SPO Advisory Corp., 400,000 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as a one of the directors of Oberndorf Foundation, a family foundation, and 150,000 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as a trustee for a trust for the benefit of himself and his wife, Susan C. Oberndorf.

Page 13 of 36

CUSIP No. 228227104
1	Name of Reporting Person: William J. Patterson
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF and Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 15,000
	8	Shared Voting Power: 18,786,363
	9	Sole Dispositive Power: 15,000
	10	Shared Dispositive Power: 18,786,363
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,801,363(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 8.8%
14	Type of Reporting Person: IN

(1)   18,786,363 of these shares may be deemed to be beneficially owned by Mr. Patterson solely in his capacity as one of three controlling persons of SPO Advisory Corp and 15,000 of these shares are owned by him directly.

Page 14 of 36

CUSIP No. 228227104
1	Name of Reporting Person: David M. Kashen
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 11,200
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 11,200
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,200
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: IN

** Denotes less than.

Page 15 of 36

CUSIP No. 228227104
1	Name of Reporting Person: Edward H. McDermott
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 5,500
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 5,500
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,500
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: IN

** Denotes less than.

Page 16 of 36

CUSIP No. 228227104
1	Name of Reporting Person: Kurt C. Mobley
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 100,000(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 100,000(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 100,000(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: IN

** Denotes less than.

(1)   Includes 20,000 shares beneficially owned solely in his capacity as the sole general partner of Cannonball Creek L.P., a family partnership, and 30,000 shares held in his individual retirement account.

Page 17 of 36

CUSIP No. 228227104
1	Name of Reporting Person: Brian Scully
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 3,400
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 3,400
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,400
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: IN

** Denotes less than.

Page 18 of 36

CUSIP No. 228227104
1	Name of Reporting Person: Vincent Scully
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 3,400
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 3,400
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,400
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: IN

** Denotes less than.

Page 19 of 36

CUSIP No. 228227104
1	Name of Reporting Person: Betty Jane Weimer
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 18,000
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 18,000
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,000
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: IN

** Denotes less than.

Page 20 of 36

CUSIP No. 228227104
1	Name of Reporting Person: Michael B. Yuen
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 65,000
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 65,000
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 65,000
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: IN

** Denotes less than.

Page 21 of 36

CUSIP No. 228227104
1	Name of Reporting Person: Oberndorf Family Partners
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 350,000(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 350,000(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 350,000(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.2%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, William E. Oberndorf.

Page 22 of 36

            This Amendment No. 3 amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (“SEC”) on August 5, 2002, as amended on August 13, 2002 and February 13, 2003. Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original 13D, as amended.

Item 1.	Security and Issuer

                Item 1 is hereby amended and restated in its entirety as follows:

                This statement relates to the shares (the “Shares”) of common stock, par value $.01 per share (the “Common Stock”), of Crown Castle International Corp. (the “Issuer”). The principal executive offices of the Issuer are located at 510 Bering Drive, Suite 500, Houston, Texas 77057.

Item 2.	Identity and Background.

                Item 2 is hereby amended and restated in its entirety as follows:

                (a) The undersigned hereby file this Schedule 13D Statement on behalf of SPO Partners II, L.P., a Delaware limited partnership (“SPO”), SPO Advisory Partners, L.P., a Delaware limited partnership (“SPO Advisory Partners”), San Francisco Partners II, L.P., a California limited partnership (“SFP”), SF Advisory Partners, L.P., a Delaware limited partnership (“SF Advisory Partners”), SPO Advisory Corp., a Delaware corporation (“SPO Advisory Corp.”), Cranberry Lake Partners, L.P., a California limited partnership (“CLP”), Oberndorf Foundation, a California corporation (“O Foundation”), The John and Irene Scully Trust, dated May 30, 1994 (“Scully Trust”), Phoebe Snow Foundation, Inc., a California corporation (“PS Foundation”), John H. Scully (“JHS”), William E. Oberndorf (“WEO”), William J. Patterson (“WJP”), David M. Kashen (“DMK”), Edward H. McDermott (“EHM”), Kurt C. Mobley (“KCM”), Brian Scully (“BS”), Vincent Scully (“VS”), Betty Jane Weimer (“BJW”), Michael B. Yuen (“MBY”) and Oberndorf Family Partners (“OFP”). SPO, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp., CLP, O Foundation, Scully Trust, PS Foundation, JHS, WEO, WJP, DMK, EHM, KCM, BS, VS, BJW, MBY and OFP are sometimes hereinafter referred to as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

               (b) – (c)

                SPO

              SPO is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of SPO, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the “Act”), certain information with respect to SPO Advisory Partners, the sole general partner of SPO, is set forth below.

                SPO Advisory Partners

              SPO Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of SPO. The principal business address of SPO Advisory Partners,

Page 23 of 36

which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Corp., the general partner of SPO Advisory Partners, is set forth below.

                SFP

              SFP is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of SFP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SF Advisory Partners, the sole general partner of SFP, is set forth below.

                SF Advisory Partners

              SF Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of SFP. The principal business address of SF Advisory Partners, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Corp., the general partner of SF Advisory Partners, is set forth below.

                SPO Advisory Corp.

              SPO Advisory Corp. is a Delaware corporation, the principal business of which is serving as the general partner of each of SPO Advisory Partners and SF Advisory Partners. The principal address of SPO Advisory Corp., which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, WEO and WJP, the three controlling persons of SPO Advisory Corp., is set forth below.

                CLP

              CLP is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of CLP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to Scully Trust, the sole general partner of CLP, is set forth below.

                O Foundation

              O Foundation is a non-profit California corporation, the principal purpose of which is to give charitable distributions. The principal business address of O Foundation, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to WEO, the controlling person of O Foundation, is set forth below.

                Scully Trust

              Scully Trust is a living trust, established for the benefit of JHS and his wife, Irene Scully. Scully Trust is also the sole general partner of CLP. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, trustee for the Scully Trust, is set forth below. The principal business address of Scully Trust, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941.

Page 24 of 36

                PS Foundation

              PS Foundation is a California corporation, the principal purpose of which is to be a private, grant-making charitable entity. The principal business address of PS Foundation, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, sole director, executive officer and controlling person of PS Foundation, is set forth below.

                JHS

              JHS’ business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director or SPO Partners & Co., a Delaware corporation. The principal business of SPO Partners & Co. is operating as an investment firm. The principal address of SPO Partners & Co., which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS is one of three controlling persons of SPO Advisory Corp., the corporate general partner of each of SPO Advisory Partners and SF Advisory Partners. JHS is also a trustee for Scully Trust, which serves as the sole general partner of CLP and the sole director, executive officer and controlling person of PS Foundation.

                WEO

              WEO’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co. WEO is one of three controlling persons of SPO Advisory Corp., the corporate general partner of SPO Advisory Partners and SF Advisory Partners. WEO is also the controlling person of O Foundation.

                WJP

              WJP’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co. WJP is one of three controlling persons of SPO Advisory Corp., the corporate general partner of SPO Advisory Partners and SF Advisory Partners.

                DMK

              DMK’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is as an associate for SPO Partners & Co.

                EHM

              EHM’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is as a partner for SPO Partners & Co.

                KCM

              KCM’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is as a partner for SPO Partners & Co.

Page 25 of 36

                BS

              BS’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. He is not presently employed.

                VS

              VS’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. He is presently self-employed.

                BJW

              BJW’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. She is retired.

                MBY

              MBY’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is as a partner for SPO Partners & Co.

                OFP

              OFP is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of OFP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to WEO, the sole general partner of OFP, is set forth below.

              (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

                Item 3 is hereby amended and restated in its entirety as follows:

                The source and amount of the funds used or to be used by the Reporting Persons to purchase the Shares are as follows:

Page 26 of 36

Name	Source of Funds	Amount of Funds
SPO	Contributions from Partners	$60,860,895.79(2)
SPO Advisory Partners	Not Applicable	Not Applicable
SFP	Contributions from Partners	$9,124,212.79
SPO Advisory Partners	Not Applicable	Not Applicable
SPO Advisory Corp.	Not Applicable	Not Applicable
CLP	Contributions from Partners	$4,450,959.08(3)
O Foundation	Contributions from Shareholders	$1,760,375.00
Scully Trust	Personal Funds(1)	$8,716,901.96(4)
PS Foundation	Contributions from Shareholders	$9,527,534.48
JHS	Personal Funds(1)	$2,017,007.24
WEO	Personal Funds(1)	$4,926,692.50
WJP	Personal Funds(1)	$58,140.00
DMK	Personal Funds(1)	$42,872.50
EHM	Personal Funds(1)	$30,104.80
KCM	Personal Funds(1)	$225,690.00
BS	Personal Funds(1)	$29,196.48
VS	Personal Funds(1)	$29,196.48
BJW	Personal Funds(1)	$60,300.00
MBY	Personal Funds(1)	$191,130.00
OFP	Contributions from Partners	$1,410,500

(1) As used herein, the term “Personal Funds” includes sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, holding, trading or voting the Shares.

(2) Net of proceeds of $1,888,230.04.

(3) Net of proceeds of $1,882,013.44.

(4) Net of proceeds of $3,596,975.04.

Page 27 of 36
Item 5.	Interest in Securities of the Issuer.

                Item 5 is hereby amended and restated in its entirety as follows:

              (a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 214,047,006 total outstanding shares of Common Stock, as reported on the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 14, 2002.

                SPO

              The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 16,369,963 Shares, which constitutes approximately 7.6% of the outstanding Shares.

                SPO Advisory Partners

              Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 16,369,963 Shares, which constitutes approximately 7.6% of the outstanding Shares.

                SFP

              The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,416,400 Shares, which constitutes approximately 1.1% of the outstanding Shares.

                SF Advisory Partners

              Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,416,400 Shares, which constitutes approximately 1.1% of the outstanding Shares.

Page 28 of 36

                SPO Advisory Corp.

              Because of its positions as the general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 18,786,363 Shares in the aggregate, which constitutes approximately 8.8% of the outstanding Shares.

                CLP

              The aggregate number of Shares that CLP owns beneficially, pursuant to Rule 13d-3 of the Act, is 339,800 Shares, which constitutes approximately 0.2% of the outstanding Shares.

                O Foundation

              The aggregate number of Shares that O Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 400,000 Shares, which constitutes approximately 0.2% of the outstanding Shares.

                Scully Trust

              Individually, and because of its position as the sole general partner of of CLP, Scully Trust may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,002,200 Shares, which constitutes approximately 0.5% of the outstanding Shares.

                PS Foundation

              The aggregate number of Shares that PS Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,524,200 Shares, which constitutes approximately 1.2% of the outstanding Shares.

                JHS

              Individually, and because of his positions as a control person of SPO Advisory Corp., trustee for Scully Trust, which serves as the sole general partner of CLP, and controlling person, sole director and officer of PS Foundation, JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 22,896,363 Shares, which constitutes approximately 10.7% of the outstanding Shares.

                WEO

              Individually, and because of his positions as a control person of SPO Advisory Corp. and O Foundation, sole general partner of Oberndorf Family Partners, and trustee of the William and Susan Oberndorf Trust, dated 10/15/98, WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 20,761,363 Shares in the aggregate, which constitutes approximately 9.7% of the outstanding Shares.

                WJP

              Individually and because of his position as a control person of SPO Advisory Corp., WJP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 18,801,363 Shares in the aggregate, which constitutes approximately 8.8% of the outstanding Shares.

                DMK

              The aggregate number of Shares that DMK owns beneficially, pursuant to Rule 13d-3 of the Act, is 11,200 Shares, which constitutes less than 0.1% of the outstanding Shares.

Page 29 of 36

                EHM

              The aggregate number of shares that EHM owns beneficially, pursuant to Rule 13d-3 of the Act, is 5,500 Shares, which constitutes less than 0.1% of the outstanding Shares.

                KCM

              The aggregate number of shares that KCM owns beneficially, pursuant to Rule 13d-3 of the Act, is 100,000 Shares, which constitutes less than 0.1% of the outstanding Shares.

                BS

              The aggregate number of shares that BS owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,400 Shares, which constitutes less than 0.1% of the outstanding Shares.

                VS

              The aggregate number of shares that VS owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,400 Shares, which constitutes less than 0.1% of the outstanding Shares.

                BJW

              The aggregate number of shares that BJW owns beneficially, pursuant to Rule 13d-3 of the Act, is 18,000 Shares, which constitutes less than 0.1% of the outstanding Shares.

                MBY

              The aggregate number of shares that MBY owns beneficially, pursuant to Rule 13d-3 of the Act, is 65,000 Shares, which constitutes less than 0.1% of the outstanding Shares.

                OFP

              The aggregate number of shares that OFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 350,000, which constitutes approximately 0.2% of the outstanding Shares.

              To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

                (b)

                SPO

              Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 16,369,963 Shares.

                SPO Advisory Partners

              Acting through its general partner and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 16,369,963 Shares.

                SFP

              Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,416,400 Shares.

                SF Advisory Partners

              Acting through its general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,416,400 Shares.

Page 30 of 36

                SPO Advisory Corp.

              Acting through its controlling persons and in its capacities as the general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 18,786,363 Shares in the aggregate.

                CLP

              Acting through its sole general partner, CLP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 339,800 Shares.

                O Foundation

              Acting through its controlling person, O Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 400,000 Shares.

                Scully Trust

              Acting through its trustees and in its capacity as the sole general partner of CLP, Scully Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 339,800 Shares in the aggregate. Acting through its trustees, Scully Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 662,400 Shares in the aggregate.

                PS Foundation

              Acting through its controlling person, PS Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,524,200 Shares.

                JHS

              As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with WEO and WJP to vote or to direct the vote and to dispose or to direct the disposition of 18,786,363 Shares held by SPO and SFP in the aggregate. Because of his positions as a trustee for Scully Trust, which serves as the sole general partner of CLP, JHS may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,002,200 Shares held by CLP and Scully Trust in the aggregate. JHS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 583,600 Shares held in the John H. Scully Individual Retirement Account, a self-directed individual retirement account, and 2,524,200 shares held by the PS Foundation, for which JHS is the controlling person, sole director and officer.

                WEO

              As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, WEO may be deemed to have shared power with JHS and WJP to vote or to direct the vote and to dispose or to direct the disposition of 18,786,363 Shares held by SPO and SFP in the aggregate. WEO may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 150,000 Shares held in the William and Susan Oberndorf Trust, dated 10/15/98 and 400,000 Shares held by O Foundation. Individually, and because of his position as the sole general partner of Oberndorf Family Partners, a family partnership, WEO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 350,000 shares held by Oberndorf Family Partners, 1,025,000 Shares held in Mr. Oberndorf’s Individual Retirement Accounts, which are self directed, and 50,000 Shares owned by his minor children.

                WJP

              As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, WJP may be deemed to have shared power with JHS and WEO to vote or to direct the vote and to dispose or to direct the disposition of 18,786,363 Shares held by SPO and SFP in the aggregate. Individually, WJP has the power to vote or to directly vote and to dispose or direct the disposition of 15,000 Shares.

Page 31 of 36

                DMK

              DMK has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 11,200 Shares.

                EHM

              EHM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,500 Shares.

                KCM

              KCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 100,000 Shares.

                BS

               BS has the sole power to vote or to direct the vote and to dispose or direct the disposition of 3,400 Shares.

                VS

               VS has the sole power to vote or to direct the vote and to dispose or direct the disposition of 3,400 Shares.

                BJW

               BJW has the sole power to vote or to direct the vote and to dispose or direct the disposition of 18,000 Shares.

                MBY

              MBY has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 65,000 Shares.

                OFP

              OFP has the sole power to vote or to direct the vote and to dispose or direct the disposition of 350,000 Shares.

              (c) Since the most recent filing on Schedule 13D, the Reporting Persons purchased Shares in open market transactions on the New York Stock Exchange (“NYSE”) as set forth on Schedule I attached hereto.

              Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares since the most recent filing on Schedule 13D.

              (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Shares owned by such Reporting Person.

              (e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

                Exhibit A - Agreement pursuant to Rule 13d-1(k)

                Exhibit B - Power of Attorney for Reporting Persons

Page 32 of 36

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 20, 2003

By:	/s/ Kim M. Silva

Kim M. Silva
Attorney-in-Fact for:

SPO PARTNERS II, L.P. (1)
SPO ADVISORY PARTNERS, L.P. (1)
SAN FRANCISCO PARTNERS II, L.P. (1)
SF ADVISORY PARTNERS, L.P. (1)
SPO ADVISORY CORP. (1)
CRANBERRY LAKE PARTNERS, L.P. (1)
OBERNDORF FOUNDATION
THE JOHN AND IRENE SCULLY TRUST,
      DATED MAY 30, 1994 (1)
PHOEBE SNOW FOUNDATION, INC. (1)
JOHN H. SCULLY (1)
WILLIAM J. PATTERSON (1)
WILLIAM E. OBERNDORF
DAVID M. KASHEN (1)
EDWARD H. MCDERMOTT (1)
KURT C. MOBLEY (1)
BRIAN SCULLY (1)
VINCENT SCULLY (1)
BETTY JANE WEIMER (1)
MICHAEL B. YUEN (1)
OBERNDORF FAMILY PARTNERS (2)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity has previously been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity is filed herewith as Exhibit B.

SCHEDULE I TO

SCHEDULE 13D AMENDMENT NO. 3

Reporting Person	Date of Transaction	Type	Number of Shares	Price Per Share	Where/How Transaction Effected
SPO Partners II, L.P.	02/13/03	Buy	285,700	3.47	Open Market/Broker
San Francisco Partners, L.P.	02/13/03	Buy	42,700	3.47	Open Market/Broker
SPO Partners II, L.P.	02/14/03	Buy	915,300	3.64	Open Market/Broker
San Francisco Partners, L.P.	02/14/03	Buy	136,800	3.64	Open Market/Broker
SPO Partners II, L.P.	02/18/03	Buy	347,000	3.92	Open Market/Broker
San Francisco Partners, L.P.	02/18/03	Buy	52,000	3.92	Open Market/Broker
SPO Partners II, L.P.	02/19/03	Buy	335,600	3.86	Open Market/Broker
San Francisco Partners, L.P.	02/19/03	Buy	50,000	3.86	Open Market/Broker

EXHIBIT INDEX

Exhibit	Document Description	Page No.
A	Agreement Pursuant to Rule 13d-1(k)	1
B	Power of Attorney for Reporting Persons	2

Exhibit A

              Pursuant to Rule 13d-1(k) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agrees that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

DATED: February 20, 2003

By:	/s/ Kim M. Silva

Kim M. Silva
Attorney-in-Fact for:

SPO PARTNERS II, L.P. (1)
SPO ADVISORY PARTNERS, L.P. (1)
SAN FRANCISCO PARTNERS II, L.P. (1)
SF ADVISORY PARTNERS, L.P. (1)
SPO ADVISORY CORP. (1)
CRANBERRY LAKE PARTNERS, L.P. (1)
OBERNDORF FOUNDATION (1)
THE JOHN AND IRENE SCULLY TRUST,
      DATED MAY 30, 1994 (1)
PHOEBE SNOW FOUNDATION, INC. (1)
JOHN H. SCULLY (1)
WILLIAM J. PATTERSON (1)
DAVID KASHEN (1)
EDWARD H. MCDERMOTT (1)
KURT C. MOBLEY (1)
BRIAN SCULLY (1)
VINCENT SCULLY (1)
BETTY JANE WEIMER (1)
MICHAEL B. YUEN (1)
OBERNDORF FAMILY PARTNERS (2)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity has previously been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity is filed herewith as Exhibit B.

Exhibits Page 1

Exhibit B

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that Oberndorf Family Partners (the “Grantor”) has made, constituted and appointed, and by these presents does make, constitute and appoint, each of William E. Oberndorf and Kim M. Silva (each an “Attorney”), the true and lawful agent and attorney-in-fact, with full power of substitution and resubstitution, of the Grantor, for and in Grantor's name, place and stead, in any and all capacities, to do all or any of the following acts, matters and things:

1.	To sign on behalf of the Grantor statements on Schedule 13D or 13G or Forms 3, 4 and 5, or amendments thereto pursuant to Section 13(d) or Section 16 under the Securities Exchange Act of 1934.

2.	To do all such other acts and things as, in such Attorney’s discretion, he or she deems appropriate or desirable for the purpose of filing such statements on Schedule 13D or 13G or Forms 3, 4 and 5, or amendments thereto.

3.	To appoint in writing one or more substitutes who shall have the power to act on behalf of the Grantor as if that substitute or those substitutes shall have been originally appointed Attorney(s) by this Power of Attorney and/or to revoke any such appointment at any time without assigning any reason therefor.

The Grantor hereby ratifies and confirms all that said agents and attorneys-in-fact or any substitute or substitutes may lawfully do or cause to be done by virtue hereof. This power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 or to file reports under Section 13(d) of the Securities Exchange Act of 1934 with respect to the undersigned’s holdings of and transactions in securities issued by Crown Castle International Corp., unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

The words Grantor and Attorney shall include all grantors and attorneys under this Power of Attorney.

Exhibits Page 2

               IN WITNESS WHEREOF, each Grantor duly assents to this Power of Attorney by his or her signature as of the 20th day of February, 2003.

Oberndorf Family Partners
/s/ WILLIAM E. OBERNDORF

By:	William E. Oberndorf

Exhibits Page 3